EXHIBIT 99.1

MAG Silver Reports First Quarter Production from Juanicipio

MAG’s (44%) Attributable: 1,056,000 ounces silver and 2,568 ounces gold

VANCOUVER, British Columbia, April 27, 2022 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG” or “MAG Silver”) is pleased to report first quarter production of underground development and stope material from the Juanicipio Project (56% / 44% Fresnillo plc (“Fresnillo”) and MAG Silver, respectively). As reported to MAG by the project operator Fresnillo, on a 100% basis, 145,484 tonnes of mineralized material were processed during the three months ended March 31, 2022 (three months March 31, 2021: 36,395 tonnes) at an average head grade of 597 silver grams per tonne (“g/t”) or 17.4 silver ounces/ton (March 31, 2021: 458 g/t or 13.4 silver ounces/ton). Total Juanicipio production for the quarter based on provisional estimates before offtake agreement adjustments totaled 2,400,000 silver ounces and 5,837 gold ounces (March 31, 2021: 462,321 silver ounces and 697 gold ounces). MAG’s attributable 44% production interest for the quarter based on provisional estimates before offtake agreement adjustments totaled 1,056,000 silver ounces and 2,568 gold ounces (March 31, 2021: 203,421 silver ounces and 307 gold ounces). The associated lead and zinc production will be reported with MAG’s first quarter filings.

Until the Juanicipio processing plant is commissioned, mineralized material from the Juanicipio mine is being campaign processed through the nearby Fresnillo and Saucito beneficiation plants (both 100% owned by Fresnillo), with the lead (silver rich) and zinc concentrates treated at market terms under off-take agreements with Met-Mex Peñoles, S.A. de C.V. in Torreón, Mexico. Just over half (54%) of the tonnes in first quarter were processed at the Saucito plant (March 31, 2021: nil), where the flowsheet more closely resembles that of the Juanicipio plant. It is expected these results will provide further valuable metallurgical benefits when production commences at Juanicipio. The net revenue from the current production, net of processing and treatment charges, is being applied by the Juanicipio shareholders to offset initial project and sustaining capital cash requirements.

Construction of the Juanicipio plant was delivered by Fresnillo on schedule during the fourth quarter of 2021. However, as previously disclosed, the mill commissioning timeline was extended until tie-in approval to the national power grid is obtained from the Federal power authorities (see Press Release December 27, 2021). According to Fresnillo, the power tie-in remains on track for mid-2022, with the expectation to ramp up the Juanicipio processing plant to 85-90% of capacity by year end.

"We are very pleased that Fresnillo reports good progress to get regulatory approval for the power grid connection by mid-year," said George Paspalas, MAG Silver’s President and CEO. “It is very heartening to see the grade and tonnes the mine is delivering, particularly given that the majority of the mill feed is still coming from development headings. This augurs well for the geological model and full stope production in the future. Given the tonnage and good grades, the project has been self-funding this year with no additional capital injections required.”

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the Qualified Person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 40 years of relevant experience focused on ore deposit exploration worldwide. He is a Certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona Registered Geologist (ARG 21613). Dr. Megaw is not independent as he is Chief Exploration Officer and a Shareholder of MAG.

About MAG Silver Corp. (www.magsilver.com)

MAG Silver Corp. is a Canadian development and exploration company focused on becoming a top-tier primary silver mining company by exploring and advancing high-grade, district scale, silver-dominant projects in the Americas. Its principal focus and asset is the Juanicipio Project (44%), being developed with Fresnillo Plc (56%), the operator. The Project is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, where the operator is currently developing an underground mine and constructing a 4,000 tonnes per day processing plant. Underground mine production of mineralized development material commenced in Q3 2020, and an expanded exploration program is in place targeting multiple highly prospective targets at Juanicipio. MAG is also executing a multi-phase exploration program at the Deer Trail 100% earn-in project in Utah.

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, VP Investor Relations and Communications

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address our expectations with respect to the timing and success of plant pre-commissioning and commissioning activities, processing rates of development materials, future mineral production, and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, impacts (both direct and indirect) of COVID-19, timing of receipt of required permits, changes in applicable laws, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the MAG Silver’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass, and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov.

LEI: 254900LGL904N7F3EL14

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, VP Investor Relations and Communications

Phone: (604) 630-1399
Toll Free: (866) 630-1399

Website: www.magsilver.com
Email: info@magsilver.com